EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources appoints two new members to its Board of Directors

NEW YORK, Sept. 12, 2016 – Global Sources’ (NASDAQ: GSOL) board of directors has appointed Ms. Fumbi Chima and Mr. Michael Scown as new members of the board, effective from Sept. 12, 2016.

Ms. Chima and Mr. Scown fill existing casual vacancies on the board and will hold office until the Company’s next annual general meeting, at which they will then be subject to re-appointment by the Company’s shareholders.

Merle A. Hinrich, Global Sources’ executive chairman stated: “Global Sources welcomes Ms. Chima and Mr. Scown to our board. Both leaders have in-depth industry knowledge in the Asian region with emphasis on technology strategy, retail and finance. Their expertise and leadership will be instrumental as we focus on driving the growth of our business.”

Fumbi Chima

Since 2015, Ms. Chima has been the Chief Information Officer for Burberry plc, where she oversees Burberry’s technology division that is central to its strategy development. From 2010 to 2015, she held several leadership roles, including most recently the Chief Information Officer for Asia (2014-2015), at Wal-Mart Stores, a multinational retail corporation that operates a chain of hypermarkets, discount department stores and grocery stores. Prior to recent experiences in retailing, she spent over 15 years in the financial services industry. She was the Vice President of Corporate Systems at American Express (New York) from 2006 to 2010. Prior to that, she spent two years at JPMorgan Chase (New York) and a number of years at TXU Gas & Electric (Dallas) and PricewaterhouseCoopers (London) as a consultant. Ms. Chima serves on external boards and participates in mentoring networks which include: World Affairs Council – Washington, DC; STEMconnector®; United Nations ESCAP Task Force; Information Technology Senior Management Forum (ITSMF); Executive Leadership Council (ELC); International Women’s Forum (IWF); and most recently, B20 Employment Taskforce. She received her Bachelor of Arts degree from the University of Hull in the U.K.

Michael Scown

Mr. Scown is the Asia Managing Director, Treasury, for Intel Capital (since 2006).  From 1999 to 2006, he served as Intel Capital’s Asia Regional Counsel.  Before joining Intel, he practiced law as an associate and partner with Russin & Vecchi, LLC in the firm’s San Francisco and Ho Chi Minh City, Vietnam offices (1988-1998) and worked in hotel development as Asia Assistant Regional Counsel for Marriott International, Inc. (1998-1999). Prior to commencing his legal practice, Mr. Scown served as a Foreign Service Officer with the U.S. Department of State (1985-1988). From 2007 to 2015, he served on the board of directors and audit committee of eLong, Inc. a NASDAQ-listed mobile and online travel service provider in China.  He has also served as a director of the Hong Kong Venture Capital and Private Equity Association (2008-2013) and was the Chairman (1995-1996) and a founding member (1994-1998) of the Board of Governors of the American Chamber of Commerce in Vietnam, Ho Chi Minh City Chapter. He is a graduate of U.C. Berkeley (A.B.), the University of San Francisco School of Law (J.D.) and a member of the California Bar.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.